July 20, 2010
BY ELECTRONIC SUBMISSION
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Hagen Ganem
Re:	Ameresco, Inc. Registration Statement on Form S-1 Filed March 31, 2010 File No. 333-165821
Ladies and Gentlemen:
Submitted herewith for filing on behalf of Ameresco, Inc. (the “Company”) is Amendment No. 6 to the Registration Statement referenced above.
Please contact the undersigned (617-526-6421) or Ian Kaminski (617-526-6989) with any questions or comments you may have regarding this filing.
Very truly yours,
/s/ Jason L. Kropp

Jason L. Kropp